UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42376

HUHUTECH INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China 214135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 26, 2026, HUHUTECH International Group Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor named thereto, an unrelated third party to the Company (the “Purchaser”). Pursuant to the Securities Purchase Agreement, the Purchaser agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchaser, (i) an aggregate of 520,000 ordinary shares, par value US$0.0000025 per share (the “Ordinary Shares”) of the Company, at a purchase price of US$1.50 per Ordinary Share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 2,080,000 Ordinary Shares, at a purchase price of US$1.4999975 per Pre-Funded Warrant, in each case in a registered direct offering (the “Registered Direct Offering”), for an aggregate offering price of US$3,900,000. Each Pre-Funded Warrant is immediately exercisable at an exercise price of US$0.0000025 per Ordinary Share and will expire when exercised in full. The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

As of the date hereof, the Company has received aggregate gross proceeds of approximately US$500,000 and expects to receive the remaining proceeds, for total aggregate gross proceeds of approximately US$3,900,000 (before deducting estimated offering expenses of approximately US$81,430), upon the closing of the Registered Direct Offering in mid-April 2026. The Company intends to use the net proceeds from the Registered Direct Offering for working capital, and general corporate purposes.

The Securities were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-291647) (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 19, 2025 and declared effective on December 18, 2025 in accordance with the provisions of Section 8(a) of the Securities Act, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated March 30, 2026 (the “Prospectus Supplement”). The Securities Purchase Agreement, the transactions contemplated thereby, and the issuance of the Securities have been approved by the Company’s board of directors.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Securities Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-291647) of the Company, filed with the Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 29, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated March 26, 2026, by and between the Company and the purchaser thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2026

HUHUTECH International Group Inc.

By:	/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer

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